SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2019

Alterity Therapeutics Limited

(Name of Registrant)

Level 3, 460 Bourke Street, Melbourne, VIC 3000, Australia

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

This Form 6-K is being incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-220886) and Form S-8 (File No. 333-228671).

Alterity Therapeutics Limited

6-K	Items

1.	Alterity Therapeutics presents to Finance News Network

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTERITY THERAPEUTICS LIMITED
(Registrant)

By:	/s/ Geoffrey Kempler
Geoffrey Kempler,
Executive Chairman

June 4, 2019

Alterity Therapeutics Investor Presentation
to Finance News Network Conference

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – Tuesday 4th June, 2019. Alterity Therapeutics Limited (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) is participating in the Finance News Network investor event today in Sydney.

The event attracts a large number of retail, high net worth and sophisticated investors. The presentation follows the company’s strong presence at the American Neurology Association annual meeting last month and the release of clinical data from its Phase 1 clinical trial for its lead investigational drug PBT434.

This study has shown that PBT434 was well tolerated with adverse event rates comparable to placebo and dose dependent systemic exposure following oral administration. Importantly, the results indicated that PBT434 not only crosses the blood brain barrier in humans, confirming previous observations in animal studies, but that clinically tested doses achieve concentrations in brain that exceed those associated with efficacy in animal models of disease. No serious adverse events were reported and no subject discontinued dosing with PBT434 due to adverse events.

Mr Geoffrey Kempler, CEO and Chairman will be presenting at the event which is taking place at the Radisson Blu Plaza Hotel in Sydney between 12:30pm and 2:30pm. The event is free and attendees can register here.

Mr Kempler will also be meeting with investors in Sydney. Alterity Therapeutics’ presentation is available on the Company’s website www.alteritytherapeutics.com.

END

Investor enquiries IR@alteritytherapeutics.com

Contact:

Investor Relations	Media
Rebecca Wilson	Taryn Silver
E: rwilson@we-buchan.com.au	E: tsilver@we-buchan.com
Tp: +61 3 9866 4722	Tp: +61 3 9866 4722

About Alterity Therapeutics Limited

Alterity’s lead candidate, PBT434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. PBT434 has been shown to reduce abnormal accumulation of α-synuclein and tau proteins in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA) and Progressive Supranuclear Palsy (PSP). Clinical results from the company’s phase clinical trial showed that PBT434 was well tolerated with adverse event rates comparable to placebo and dose dependent systemic exposure following oral administration. Importantly, the results indicate that PBT434 not only crosses the blood brain barrier in humans, confirming previous observations in animal studies, but that clinically tested doses achieve concentrations in brain that exceed those associated with efficacy in animal models of disease.

No serious adverse events were reported and no subject discontinued dosing with PBT434 due to adverse events.

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains "forward-looking statements" within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as "expects," "intends," "hopes," "anticipates," "believes," "could," "may," "evidences" and "estimates," and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company's drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company's drug development program, including, but not limited to, PBT434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, PBT434, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company's drug compounds, including, but not limited to, PBT434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company's intellectual property or trade secrets, including, but not limited to, the intellectual property relating to PBT434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly updated any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Investor Presentation (ASX:ATH) June 2019 Mr Geoffrey Kempler CEO and Chairman

This presentation may contain some statements that may be considered “Forward - Looking Statements”, within the meaning of the US Securities Laws. Thus, any forward - looking statement relating to financial projections or other statements relating to the Company’s plans, objectives, expectations or intentions involve risks and uncertainties that may cause actual results to differ materially. For a discussion of such risks and uncertainties as they relate to us, please refer to our 2018 Form 20 - F, filed with US Securities and Exchange Commission, in particular Item 3, Section D, titled “Risk Factors.’’ FORWARD LOOKING STATEMENTS

Alterity is developing first - in - class therapies to treat neurodegenerative diseases. Our lead drug candidate, PBT434, has demonstrated pre - clinical evidence as a first - in - class therapy for the treatment of Parkinsonian disorders and has had positive initial data in its Phase 1 clinical program. RW2

INVESTMENT PROPOSITION ▪ Well - funded clinical stage drug development company following up to $44M strategic investment led by Life Biosciences LLC allowing accelerated and focused clinical development ▪ Strong and highly experienced board and management team with significant R&D and commercialisation experience including 3 drug approvals by US FDA ▪ PBT434 is a novel drug candidate targeting key proteins implicated in neurodegeneration of Parkinson’s disease and atypical parkinsonism ▪ PBT434 is completing its Phase 1 clinical trial program – so far, positive data shows concentrations achieved that are potentially clinically relevant and the drug was well tolerated ▪ First therapeutic target selected – Multiple System Atrophy (MSA), a form of atypical parkinsonism, is a devastating disease with no approved treatments ▪ FDA Orphan Drug designation for PBT434 for the treatment of MSA received ▪ Significant market potential for MSA in US alone - estimated peak sales of U S$750M

STRATEGIC INVESTMENT ▪ Strategic lead investor in a capital raise up to of approx. A$44 million ▪ The funding will accelerate the Company’s drug development programs ▪ Life Biosciences is a private US biopharmaceutical company focused on the development of novel therapies, technologies and drugs to address age - related decline ▪ Provides funding through end of Phase 2

Therapeutic Focus

▪ Parkinsonism is a general term for a group of symptoms in Parkinson's disease such as slowness of movement, stiffness and tremor ▪ Parkinsonian disorders include idiopathic Parkinson disease (PD) and atypical forms such as progressive supranuclear palsy (PSP), multiple system atrophy (MSA), and corticobasal degeneration (CBD), among others ▪ The atypical forms have a limited response to current drugs that target the symptoms of PD such as levodopa ▪ The first target selected by Alterity is for the treatment of MSA, a highly debilitating disease with no approved treatments PARKINSONIAN DISORDERS REPRESENT A SUBSTANTIAL UNMET MEDICAL NEED

MULTIPLE SYSTEM ATROPHY (MSA)

A form of Atypical Parkinsonism

- MSA is a rapidly progressive neurodegenerative disorder leading to severe disability and impairment in quality of life
- Sporadic (not inherited), typically presents in 50s to 60s
- Orphan disease: Prevalence ~5 per 100,000 in the U.S.
- Patients have a variable combination of
  - Parkinsonism, which responds poorly to levodopa
  - Autonomic failure: Orthostatic hypotension, bladder dysfunction, erectile dysfunction, constipation
  - Cerebellar impairments: impaired gait and speaking
- MSA patients have neuron loss in multiple brain regions
- Pathological hallmark of MSA is the accumulation of α-synuclein within neurons and glial support cells


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Halliday 2015, based on
Brain 2015: 138; 2293–2309

▪ January 2019, US Food and Drug Administration (FDA) granted Orphan Drug Designation for PBT434 for the treatment of MSA ▪ Orphan Drug designation entitles Alterity to seven years of market exclusivity for the use of PBT434 in the treatment of MSA and qualifies the sponsor of the drug for various development incentives of the Orphan Drug Act 1983, including tax credits for qualified clinical testing FDA ORPHAN DESIGNATION FOR MSA

▪ Single - and Multiple - Ascending Dose study to be completed Q2’19 ▪ Recruited healthy adult and elderly volunteers ▪ Primary goal is to evaluate the safety and tolerability of PBT434 ▪ Secondary goals include assessing pharmacokinetic measures to understand how PBT434 is absorbed and metabolized by the body ▪ Results so far indicate PBT434 crosses the blood brain barrier in humans confirming previous observations in animal studies ▪ PBT434 achieved concentrations in the brain that exceeded those associated with efficacy in animal models of the disease ▪ No serious adverse events were reported and no subjects discontinued dosing with PBT434 due to adverse events PHASE 1 CLINICAL TRIAL PROGRAM ADVANCING

▪ Alpha ( α ) - synuclein is an intracellular protein critical for neurotransmission α - synuclein accumulates and aggregates in many neurodegenerative diseases and is implicated in pathology ▪ PBT434 blocks α - synuclein accumulation and aggregation, preserves neurons and improves function in animal models of synucleinopathy (Parkinson’s disease, MSA) ▪ PBT434 also prevents tau accumulation and improves function in animal models of tauopathy ▪ Link between increased brain iron and the synucleinopathies ▪ Phase 2 data in Parkinson’s disease patients with a related compound supports proof of concept ▪ Clear development path for symptomatic therapy in atypical parkinsonism ▪ Current symptomatic therapy has limited benefit ▪ Potential path for disease modifying therapy THERAPEUTIC STRATEGY PBT434 is an excellent drug candidate for treating neurodegenerative diseases ▪ Brain penetrant ▪ Established manufacturing process ▪ Strong preclinical evidence

▪ α - Synuclein is critical for normal function of neurons and for neurotransmission ▪ α - Synuclein activity is disrupted in Parkinsonian diseases ▪ Pharmaceutical companies and research organisations recognize α - Synuclein as a promising disease target for Parkinsonian diseases VALIDATION OF α - SYNUCLEIN AS DISEASE TARGET MAb to α - synuclein stains red

Market Opportunity and Company Information

14 I 3 STRATEGY PARTNERS CONFIDENTIAL COMMERCIAL OPPORTUNITY *Does not include spontaneous use in PD or regions outside of Australia Severely debilitating, fatal illnesses with no current treatments are ripe for new entrants targeting what may be the actual cause of the disease. SUBSTANTIAL UNMET NEED Motivated by efficacy in treating the disease and not just the symptoms, clinicians intend to offer PT434 to most of their patients with MSA. STRONG INTENT TO PRESCRIBE Given similar efficacy, clinicians will likely prefer PBT434’s once or twice daily oral administration vs. the monthly IV infusions or injections required for alpha - synuclein antibodies that come to market. EASE OF USE Inhibition of iron - mediated protein accumulation and aggregation is a novel mechanism of action that may ultimately prove in clinical practice to impact more than motor symptoms. UNIQUE MOA $505 - 757M potential commercial opportunity for PBT434 in U.S in MSA*

Capital Structure Name Position Geoffrey Kempler CEO & Chairman Lawrence Gozlan Non - Executive Director Peter Marks Non - Executive Director Dr David Sinclair Non - Executive Director Tristan Edwards Non - Executive Director Brian Meltzer Non - Executive Director Board Management Team CORPORATE OVERVIEW Geoffrey Kempler CEO & Chairman Founded Prana Biotechnology in 1997 , Mr Kempler has extensive experience in investment and business development and has been responsible for the implementation of Alterity’s strategic plan and technology commercialisation. Mr Kempler is a qualified psychologist. David Stamler, M.D. Chief Medical Officer & Senior VP, Clinical Development Former VP, Clinical Development and Therapeutic Head, Movement Disorders, Teva Pharmaceuticals and Chief Medical Officer, Auspex Pharmaceuticals. Part of Teva’s US$3.5 billion acquisition of Auspex . Led development of AUSTEDO ( deutetrabenazine ) for treatment of Huntington disease (approved by FDA - April 2017) and tardive dyskinesia, also in 2017. James Kerr VP, Chemistry, Manufacturing and controls Previously CMC leadership at Auspex / Teva . Senior member of leadership team responsible for budget management and operational direction of CMC team. Prior to Auspex , was Senior Director, CovX Operations at Pfizer WRD. Margaret Bradbury, Ph.D. VP, Nonclinical Development Previously Non - Clinical leadership at Auspex / Teva . At Teva , led non - clinical development of several neuroscience programs. At Auspex Pharmaceuticals, led strategic planning and program management in Huntington Disease chorea from IND through NDA filing. Kathryn Andrews CFO Highly experienced biotechnology CFO and CPA. Joined Prana in 2014 Ordinary Shares on issue 860,837,432 Share price (31/5/19) $0.035 Market Capitalization ~$30 million Net Cash (31/3/2019) $8.9M Additional Funds (Life Bio) $11.4M

INVESTMENT SUMMARY • Proven track record in taking new drugs through to market. Team responsible for 3 new drugs approved by FDA • Lead drug candidate PBT434 has the potential as a disease modifying treatment • Phase 1 clinical trial program almost completed. Results indicate PBT434 crosses the blood brain barrier in humans confirming previous observations in animal studies • First disease target selected – MSA, a highly debilitating disease with no treatment options. Orphan Drug designation received from the US FDA supporting accelerated development • Well - funded and backed by major life science investors

Contact Geoffrey Kempler IR@alteritytherapeutics.com Tel: +61 3 9349 4906